UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-37403

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 28, 2017, Amaya Inc. (the “Company”) amended its “code of ethics” (as defined in paragraph (9) of General Instruction B to Form 40-F), known as its Code of Business Conduct (the “Code”), and made a copy of the same available on its website at www.amaya.com. A copy of the Code is also attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The substantive amendments made to the Code: (a) clarify that it is the Company’s policy to operate in compliance with all laws including anti-corruption laws, and that compliance with laws always take precedence over customs or social requirements; (b) more explicitly caution employees, officers and directors that there are special legal and ethical considerations that apply to the provision of gifts, benefits and entertainment to public officials; (c) provide that gifts shall not be made to public officials without express authorization from the Company’s legal department and that such legal department shall be consulted prior to hiring family members of current or former public officials; (d) caution that certain jurisdictions strictly prohibit gaming companies and their employees from engaging in political activities; and (e) provide that reports of violations or possible violations of the Code can be made anonymously through the Company’s Whistleblower Hotline.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: May 1, 2017	By:	/s/ Daniel Sebag
	Name:	Daniel Sebag
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Code of Business Conduct, as amended on April 28, 2017